PERRITT FUNDS, INC.
PERRITT MICROCAP OPPORTUNITIES FUND, INC.
300 South Wacker Drive, Suite 2880
Chicago, Illinois 60606

February 25, 2010

VIA EDGAR TRANSMISSION

Mr. Howie Hallock
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Perritt Funds, Inc. (File Nos.: 333-114371 and 811-21556) Perritt MicroCap Opportunities Fund, Inc. (File Nos.: 033-16812 and 811-05308) (collectively, the “Company”)

Dear Mr. Hallock:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC on February 22, 2010 regarding the Post-Effective Amendment (“PEA”) No. 6 to the Registration Statement on Form N-1A of Perritt Funds, Inc. and PEA No. 25 to the Registration Statement for Perritt MicroCap Opportunities Fund, Inc.  PEAs No. 6 and 25 were filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on December 23, 2009 for the purpose of conforming the Company’s Prospectus for its two series, the Perritt Emerging Opportunities Fund  and the Perritt MicroCap Opportunities Fund (the “Funds”), to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

Perritt Funds, Inc. will file PEA No. 7 and Perritt MicroCap Opportunities Fund, Inc. will file PEA No. 26 to their respective Registration Statements under Rule 485(b) of the 1933 Act. The purpose of those filings will be to add certain financial information, update any missing information, incorporate the Staff’s comments regarding PEAs No. 6 and 25, and file updated exhibits to their respective Registration Statements.

In connection with this response to the Staff’s comments, the Company, on behalf of the Funds, hereby states the following:

1.
The Company acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statements, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statements;

2.
The Company acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Company represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

'For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Company’s responses.

Comment to the Cover Page of the Prospectus

1.           On the cover page, please remove reference to the names of the registrants.

The Company responds by making the requested change.

Comments to the Summary Section for the Perritt MicroCap Opportunities Fund

2.	In the section entitled “Principal Investment Strategies” please delete the reference to the average portfolio turnover rate for the past five years.

The Company responds by making the requested change.

3.	In the section entitled “Principal Investment Strategies” please consider whether the terms “micro-cap” and “small capitalization” require further disclosure.

The Company responds by revising the first sentence of the section entitled “Principal Investment Strategies” as follows:

“The Fund normally invests 80% of its net assets (plus any borrowings for investment purposes) in the common stocks of United States companies with market capitalizations that are below $500 million at the time of initial purchase, which the Fund’s investment adviser refers to as “micro-cap” companies.”

4.
In the section entitled “Principal Risks” please delete the first three sentences for the “Common Stocks” risk factor and the first sentence for the “Micro-Cap and Small Capitalization Companies” risk factor.

The Company responds by making the requested change. In addition, the Company will italicize and use bullet points to differentiate the risk factors.

5.	Please revise the “Purchasing Shares” section by deleting references to “good order” and otherwise streamlining the language.

The Company responds by revising the section in its entirety as shown below:

“You may purchase, exchange or redeem Fund shares on any business day by written request via mail (Perritt MicroCap Opportunities Fund, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701), by wire transfer, by telephone at 1-800-331-8936, or through a financial intermediary.  Transactions will only occur on days the New York Stock Exchange is open.  Investors who wish to purchase or redeem Fund shares through a financial intermediary should contact the financial intermediary directly for information relative to the purchase or sale of Fund shares.  The following are the minimum amount requirements in order to invest in the Fund:”

6.
Please revise the “Payments to Broker-Dealers and Other Financial Intermediaries” by deleting the reference to “if made” in the second sentence and by replacing the reference to “advisor” in the second sentence with “salesperson.”

The Company responds by making the requested change.

Comments to the Summary Section for the Perritt Emerging Opportunities Fund

7.	In the section entitled “Principal Investment Strategies” please delete the reference to the average portfolio turnover rate for the past five years.

The Company responds by making the requested change.

8.
In the section entitled “Principal Investment Strategies” please consider whether the terms “micro-cap” and “small capitalization” require further disclosure.  In addition, consider whether the Fund’s investment in early-stage companies should be included in this section.

The Company responds by revising the first sentence of the section entitled “Principal Investment Strategies” as follows:

“The Fund normally invests 80% of its net assets (plus any borrowings for investment purposes) in the common stocks of United States companies with market capitalizations that are below $300 million at the time of initial purchase, which the Fund’s investment adviser refers to as “micro-cap” companies.  The micro-cap companies in which the Fund may invest include “early stage” micro-cap companies, which are companies that are in a relatively early stage of development with market capitalizations that are below $50 million.”

9.
In the section entitled “Principal Risks” please delete the first three sentences for the “Common Stocks” risk factor and the first sentence for the “Micro-Cap and Small Capitalization Companies” risk factor.

The Company responds by making the requested change. In addition, the Company will italicize and use bullet points to differentiate the risk factors.

10.	Please revise the “Purchasing Shares” section by deleting references to “good order” and otherwise streamlining the language.

The Company responds by revising the section in its entirety as shown below:

“You may purchase, exchange or redeem Fund shares on any business day by written request via mail (Perritt Emerging Opportunities Fund, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701), by wire transfer, by telephone at 1-800-331-8936, or through a financial intermediary.  Transactions will only occur on days the New York Stock Exchange is open.  Investors who wish to purchase or redeem Fund shares through a financial intermediary should contact the financial intermediary directly for information relative to the purchase or sale of Fund shares.  The following are the minimum amount requirements in order to invest in the Fund:”

11.
Please revise the “Payments to Broker-Dealers and Other Financial Intermediaries” by deleting the reference to “if made” in the second sentence and by replacing the reference to “advisor” in the second sentence with “salesperson.”

The Company responds by making the requested change.

Comments to the Statutory Prospectus section entitled “More Information about the Funds’ Principal Investment Strategies and Disclosure of Portfolio Holdings”

12.	Please delete the second paragraph under the section entitled “Investment Objectives and Strategies.”

The Company responds by making the requested change.

*     *     *     *     *     *

If you have any additional questions or require further information, please contact Peter Fetzer of Foley & Lardner LLP at 414-297-5596 or Edward Paz of U.S. Bancorp Fund Services, LLC at 414-765-5366.

Sincerely,

Perritt Funds, Inc.
Perritt MicroCap Opportunities Fund, Inc.

/s/ Michael J. Corbett
Michael J. Corbett
President

cc:           Peter Fetzer, Foley & Lardner LLP
Edward Paz, U.S. Bancorp Fund Services, LLC